o 1 patent (published) for hydrogel and its underlying chemical mechanisms o 1 patent

(provisional) for breast cancer microenvironment mimicking hydrogel o 1 patent (provisional)

for hardware device simulating human body and injecting drugs o 1 design patent

Management and Organization

Day to day management of Ourotech is done by CEO Duleeka Ranatunga. Finances are run by Michael Kim and technology development is managed by William Lin.

Board of directors: Duleeka Ranatunga, William Lin